Exhibit 99.1
TELUS Digital reports second quarter 2024 results, delivering consistently strong cash flows despite prolonged macroeconomic pressures; revises the full-year outlook and announces executive leadership appointments

Vancouver, Canada – August 2, 2024 – TELUS International (Cda) Inc. (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands, today released its results for the three- and six-month periods ended June 30, 2024. In the third quarter of 2024, we expect to formally complete the rebranding of TELUS International as TELUS Digital Experience (TELUS Digital). The legal name of the company will remain TELUS International (Cda) Inc. In this news release and related disclosure, we refer to TELUS International (Cda) Inc. as TELUS Digital. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS Digital. All figures in this news release, and elsewhere in TELUS Digital disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS Digital results and measures.

“It is with immense gratitude and appreciation for his innumerable contributions to TELUS Digital over the past two decades, and almost a quarter of a century as a TELUS team member, that we announce the retirement of Jeff Puritt, President and CEO of TELUS Digital, effective September 3rd,” said Darren Entwistle, President and CEO of TELUS and Chair of the Board of TELUS Digital. “Jeff played a pivotal role in leading and shaping our TELUS Digital business since its inception. In recognition of his unwavering commitment to our global team throughout our company’s journey, Jeff will be assuming the new role of Executive Vice-Chair of the Board of Directors at TELUS Digital. In alignment with the company’s strategy of bringing the best of technology to enable excellence in customer service, and robust succession of the executive leadership talent, we are pleased to welcome Jason Macdonnell as Acting CEO of TELUS Digital and President, TELUS Digital Customer Experience. Jason is a 20-year tenured member of our TELUS senior leadership team, with core expertise and a proven track record in leading customer service excellence across multiple teams at TELUS. In addition, Tobias Dengel, founder and President of WillowTree, will take on the elevated role of President of TELUS Digital Solutions, to propel the continued and successful evolution of our company to the next frontier of technology in CX. Meanwhile, in Jeff’s new capacity, he will be responsible for our corporate development activities, given his expertise in mergers and acquisitions. Jeff’s efforts will complement and amplify the company’s return to profitable growth. In his role, Jeff will also support the government and investor relations functions within TELUS Digital. This will allow Jason and Tobias to fully focus on the organic progression of our strategy and the material elevation of our operational excellence and financial performance.”

Jeff Puritt, President and CEO of TELUS Digital said, “TELUS Digital's second quarter results reflected a macroeconomic and operating environment that remains challenged and is felt by all peers across our industry. Notwithstanding the persistent headwinds, we continue to generate consistently strong cash flows, which we reinvest into the business. Along with good momentum with our two largest clients, TELUS Corporation and Google, we saw further stabilization in revenue with our third largest client, a leading social media network, albeit at the cost of a meaningful re-rating of that account’s margin, which added pressure to our overall profitability in the quarter and for the near term. With a delay in broader demand recovery, we continue to face intensified price competition this year, even though we pivoted toward a revenue growth focus, while carefully recalibrating our margin expectations, to help us support the top line growth in the near term. In another more fundamental pivot, we continue to grow our AI-related business, which generated ~15% of our overall revenue in the first half of 2024, growing 13% year-over-year. Currently, AI-related opportunities represent approximately 10% of our overall sales funnel.”

Jeff continued, “Building upon the early success within our AI funnel, in the second quarter of 2024, our WillowTree sales team won GenAI Jumpstart mandates with one of the largest non-profit organizations in the world, as well as with one of Canada's provincial government departments and with the Agriculture and Consumer Goods business at TELUS, while opportunity exploration engagements are also underway with other clients. Among other notable new logo wins in the quarter, our WillowTree team partnered with a well-known New York business-focused daily publication, and with Wiley, one of the world's largest publishers and a global leader in research and learning, specifically to modernize their marketing technology stack. The WillowTree team further expanded their engagement with Inspira Financial – an American financial services company – in addition to winning more business with CEATI, a membership-based provider of shared cost R&D, training and networking services for power industry professionals, as well as with a large marine boat and propulsion manufacturer and one of the world’s largest hospitality brands, among others. At the same time, our global TELUS Digital sales team won new clients across several diverse sectors, including healthcare, transportation and consumer packaged goods. We expanded engagements across our existing client base, not least as we seek to stabilize volumes with our third largest client, a leading social media network. Our relationship with Google remains strong, driven by AI Data Solutions in particular; and we continue to grow our meaningful and diversified workstreams with TELUS Corporation, as we enable our parent company’s success in digital transformation across all areas of their unique business portfolio.”

Jeff added: “Our efforts to position TELUS Digital as the AI-fueled customer experience partner of choice continues to attract notable recognition in the market. For the fourth consecutive year, TELUS Digital won the Best Informational Bot Solution award from AI Breakthrough, in a nod to the advanced capabilities of our intelligent bot platform. In May, our parent company TELUS made history by becoming the first in the world to be internationally certified in Privacy by Design for its GenAI customer support tool, powered by Fuel iX. And more recently, IDC in collaboration with Foundry’s CIO, selected the Single Point of Contact (SPOC) Copilot, that operates on the Fuel iX platform at TELUS, as a recipient of a 2024 CIO of the Year Award for Canada; the copilot revolutionizes the IT support experience through AI-driven automation and self-service capabilities that enhance employee experience, drive cost savings and instill a digital-first mindset across the organization. Proven success of these real use cases, and the value we are creating for TELUS, serve as direct testimonials for our other clients across various industries.”

Gopi Chande, CFO said, “From a financial performance view, earlier in the year we saw solid signs of the demand recovery on the horizon, including a record in new client bookings in the first quarter, but the pace of new client bookings slowed in the second quarter, despite continued strength in the sales funnel. At the same time, there are many cost efficiency and transformation initiatives underway across our global footprint and all levels of the enterprise to help us transform our delivery costs. However, these will need more time to yield meaningful results to help offset the impact of softer revenue and margin pressures in the near term. Similar to our peers not seeing improvement in the macroeconomic environment, we no longer expect the magnitude of recovery previously expected for the second half of this year. As a result, our financial outlook for the full year 2024 is revised to better reflect the current balance of risks and opportunities.”

Gopi concluded: “Even though overall demand volumes have not yet returned at the levels previously anticipated, we continue to be encouraged by the composition of our sales funnel and expect stabilization over the next two quarters, also supported by further recovery in the demand for WillowTree services. Our revised outlook implies stability and incremental improvement in the sequential half-year revenue and stabilization in margins aligned with the second quarter, when normalized for impacts associated with the WillowTree earnout. At the same time, we continue to push forward with targeted investments in sales and marketing, further strengthening our efforts to rejuvenate growth in certain larger accounts and across our broader client base. While adding some incremental pressure on our margins, these are the right investments to support our ongoing efforts to diversify and grow our revenues prospectively. Importantly, cash flows generated by our business will continue to support our debt repayment and reinvestment into the technology-centric evolution and longer-term growth of TELUS Digital.”

Provided below are financial and operating highlights that include certain non-GAAP measures and ratios. See the Non-GAAP section of this news release for a discussion on such measures and ratios.

Q2 2024 vs. Q2 2023 summary

▪Revenue of $652 million, a decrease of $15 million or 2% year-over-year on a reported basis and on a constant currency basis1, due to lower revenues from a leading social media client and other technology clients, reflecting a challenging macroeconomic environment and competitive conditions in the industry. While volumes started to stabilize with such leading social media client, the account has not returned to growth on a year-over-year comparison basis. The softer demand volumes in the quarter were partially offset by growth in services provided to TELUS Corporation and Google, among other existing clients, as well as new clients added since the same period in the prior year.
▪Net loss of $3 million and diluted EPS of $(0.08), compared with net loss of $7 million and diluted EPS of $(0.03), respectively, in the same quarter of the prior year, reflecting other income arising from business combination-related provisions, lower acquisition, integration and other, partially offset by lower revenues and higher income tax expense and share-based compensation. Net loss margin, calculated by dividing net loss by revenue for the period, was 0.5%, compared with 1.0% for the same quarter in the prior year. Net loss and diluted EPS include the impact of acquisition and integration charges, amortization of purchased intangible assets and interest accretion on written put options, among other items. Adjusted Net Income1, which excludes the impact of such items, was $46 million, an increase of 5% compared with $44 million in the same quarter of the prior year, primarily due to other income arising from business combination-related provisions, partially offset by a decline in revenue outpacing the decline in operating expenses, and higher income tax expense and share-based compensation.
▪Adjusted EBITDA1 was $130 million, an increase of 10% from $118 million in the same quarter of the prior year, primarily due to other income arising from business combination-related provisions, which were partially offset by a decline in revenue outpacing the decline in operating expenses, and higher share-based compensation expense. Adjusted EBITDA Margin1 was 19.9%, an improvement of 220 basis points from 17.7% in the same quarter of the prior year, due to aforementioned factors, as well as changes in our revenue mix across industry verticals and geographic regions. Adjusted Diluted EPS1 was unchanged at $0.16.
▪Cash provided by operating activities was $124 million and Free Cash Flow1 was $95 million, with a year-over-year growth of 36% and 44%, respectively, primarily due to higher net inflows from working capital and lower income taxes paid, partially offset by lower operating profits and, in the case of Free Cash Flow, higher capital expenditures.
▪Net Debt to Adjusted EBITDA Leverage Ratio1 as per credit agreement was 2.8x as of June 30, 2024 compared with 2.9x as of March 31, 2024 and 2.8x as of December 31, 2023, and remained within our target steady-state range of 2-3x.
▪Team member count was 74,617 as of June 30, 2024, a decrease of 3% year-over-year, and generally consistent with the year-over-year change in revenue.

YTD Q2 2024 vs. YTD Q2 2023 summary

▪Revenue of $1,309 million, a decrease of $44 million or 3% year-over-year on a reported basis and on a constant currency basis, due to the same factors as outlined above, as well as a reduction in revenue in other industry verticals, notably in Communications and Media excluding TELUS Corporation, eCommerce, and Banking, Financial Services and Insurance, also reflective of a persistently challenging macroeconomic environment and competitive conditions in the industry.
▪Net income of $25 million and diluted EPS of $(0.05), compared with net income of $7 million and diluted EPS of $0.03, respectively, in the same period of the prior year, reflecting other income arising from business combination-related provisions and related impacts, and lower acquisition, integration and other costs, salaries and benefits, and share-based compensation, partially offset by lower revenues and higher income tax expense. Net income margin, calculated by dividing net income by revenue for the period, was 1.9%, compared with 0.5% for the same period in the prior year. Adjusted Net Income was $111 million, an increase of 4% compared
1 Revenue growth on a constant currency basis, Adjusted EBITDA Margin, Adjusted Diluted EPS and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios, while Adjusted Net Income, Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See the Non-GAAP section of this news release.

with $107 million in the same quarter of the prior year, primarily due to other income arising from business combination-related provisions and lower share-based compensation expense, which were offset by a decline in revenue outpacing the decline in operating expenses and higher income tax expense.
▪Adjusted EBITDA was $283 million, an increase of 9% from $259 million in the same period of the prior year, primarily due to other income arising from business combination-related provisions and lower share-based compensation expense, which were partially offset by a decline in revenue outpacing the decline in operating expenses. Adjusted EBITDA Margin was 21.6%, an improvement of 250 basis points from 19.1% in the same period of the prior year, due to the aforementioned factors, as well as changes in our revenue mix across industry verticals and geographic regions. Adjusted Diluted EPS was $0.38, compared with $0.39 in the same period of the prior year.
▪Cash provided by operating activities was $250 million and Free Cash Flow was $202 million, with a year-over-year growth of 46% and 54%, respectively, due to the same factors outlined for the quarter.
A discussion of our results of operations is included in our Management’s Discussion and Analysis for the three- and six-month periods ended June 30, 2024, which is filed on SEDAR+ and as Exhibit 99.2 to our Form 6-K filed on EDGAR. Such materials and additional information are also provided at telusinternational.com/investors.

Outlook
For the full-year 2024, management now expects the following ranges for revenue, Adjusted EBITDA and Adjusted EBITDA Margin, and Adjusted Diluted EPS. These outlook ranges reflect three key assumptions: (1) we no longer assume the magnitude of the broader demand recovery, specifically as it relates to previously expected upside in the second half of the year; (2) we expect our margins to stabilize in the second half aligned with the second quarter of 2024, at the same time, we don't expect to record any material amounts for other income arising from business combination-related provisions in the next two quarters and expect incrementally higher share-based compensation as a result of the WillowTree earnout renegotiation; and (3) we have reduced the in-year financial benefit from our ongoing cost efficiency and transformation initiatives to reflect our revised expectations for what can be achieved in 2024.

▪Revenue in the range of $2,610 to $2,665 million
▪Adjusted EBITDA in the range of $465 to $485 million and Adjusted EBITDA Margin in the range of 17.8% to 18.1%
▪Adjusted Diluted EPS in the range of $0.39 to $0.44

More details on the executive leadership appointments
Consistent with TELUS’ best-in-class commitment to robust succession planning, Jason Macdonnell, a 20-year tenured member of the TELUS leadership team, will succeed Jeff as Acting CEO of TELUS Digital, as well as take on the role of President, TELUS Digital Customer Experience. Most recently, Jason served as Senior Vice-president of Customer Service Excellence, leading the organization responsible for providing customer support for millions of TELUS’ mobile and residential customers. Since joining TELUS in 2002, Jason has held a variety of key senior leadership roles, demonstrating a passion for thoughtfully leading business transformation, developing team members and growing and scaling businesses at an exceptional rate. In addition to leading the operations for Consumer Solutions, he also concurrently led the operations for TELUS Health Solutions, responsible for providing support to healthcare customers, including patients and providers. Prior to that, Jason served as the President of TELUS Security and Automation, where he led the team responsible for implementing security and automation into TELUS’ suite of home and business solutions services. Jason holds a Bachelor of Commerce degree from the University of British Columbia and an MBA with distinction from Ivey Business School at Western University. He is currently the executive sponsor for the TELUS MBA program in partnership with the University of Victoria’s Gustavson School of Business and a director on the board of BC Tech Association, the largest member-led technology non-profit in British Columbia.

Tobias Dengel, founder and President of WillowTree, will take on the elevated role of President of TELUS Digital Solutions. Tobias joined TELUS Digital in January 2023, as part of the WillowTree acquisition, the company that unifies the often disparate disciplines of strategy, design and engineering to partner with clients to meet their most ambitious digital transformation goals. Tobias started his career in digital media at AOL, holding a variety of leadership roles, including General Manager of AOL Local and Vice President of AOL International, based in London. Following AOL and prior to co-founding WillowTree in 2009, Tobias co-founded Leads.com, a search agency that was acquired by Web.com. Tobias holds a BSE in Finance (Wharton) and a BSE in Systems Engineering, both from the University of Pennsylvania. He also serves as the Chair of the Thomas Jefferson Foundation Board, which manages Monticello in Charlottesville, as well as on the Board of WillowTree.

Both Jason and Tobias will report directly to the TELUS Digital Board of Directors.

Q2 2024 investor call
TELUS Digital will host a conference call today, August 2, 2024 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where the chair of the board will comment on the executive leadership team’s appointments, followed by the management’s review of the second quarter results and a question and answer session with analysts. A webcast of the conference call will be streamed live on the TELUS Digital Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP

This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have standardized meanings under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, revenue on a constant currency basis, and Net Debt are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, revenue growth on a constant currency basis and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility, including Net Debt to Adjusted EBITDA Leverage Ratio, are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items provides a more consistent measure for management to evaluate period-over-period performance and would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA, such as acquisition, integration and other, foreign exchange gains or losses and, additionally, with respect to Adjusted Net Income, the interest accretion on written put options, amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measures are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the period.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue on a constant currency basis is calculated as current period revenue translated using average foreign exchange rates in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth translated using average foreign exchange rates in the comparable prior period.

Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement is calculated based on Net Debt and Adjusted EBITDA, both as per our credit agreement. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.

We have not provided a quantitative reconciliation of our full-year 2024 outlook for Adjusted EBITDA Margin and Adjusted Diluted EPS to our full-year 2024 outlook for net income margin and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, except as required by law.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2024 results, including key assumptions in relation to: our ability to mitigate pricing pressures, the impact of weaker client demand and competitive pressures in our industry, and execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to grow our AI business; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to realize the benefits of our acquisition of WillowTree; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements, and our ability to manage costs and adjust cost structure as needed; and the impact of global conditions on our and our clients’ businesses, including a potential economic recession, inflation, interest rates fluctuations, the Russia-Ukraine conflict and other geopolitical tensions. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:

▪We face intense competition from companies that offer services similar to ours.
▪Our business and financial results have been and could be adversely affected by a number of global conditions and the effects of these same conditions on our clients’ businesses and demand for our services.
▪Because the majority of our costs is fixed in the short-term, we may experience a delay in our ability to immediately adjust our cost structure in response to prolonged lower client demand.
▪Two clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology, including without limitation generative artificial intelligence (GenAI), and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations and competition for talent is intense.
▪If we cannot maintain our unique culture as we grow, our services, financial performance and business may be harmed.
▪Our business could be adversely affected if we lose members of our senior management.
▪We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage to reputation and cause us to lose clients / revenue.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation, our use of AI or otherwise.
▪Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪Our business would be adversely affected if individuals providing data annotation services through our AI data solutions business were classified as employees (not as independent contractors).
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.
▪TELUS will, for the foreseeable future, control the TELUS Digital Board.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.

These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR+ and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 9, 2024 and available on EDGAR, as updated by our management’s discussion and analysis for the three- and six-month periods ended June 30, 2024, which is filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income
(unaudited)

	Three months		Six months
Periods ended June 30 (millions except earnings per share)	2024	2023	2024	2023
REVENUE	$652	$667	$1,309	$1,353

OPERATING EXPENSES
Salaries and benefits	426	427	842	855
Goods and services purchased	117	120	233	223
Share-based compensation	10	2	11	16
Acquisition, integration and other	9	21	16	37
Depreciation	35	33	69	66
Amortization of intangible assets	44	48	89	94
	641	651	1,260	1,291

OPERATING INCOME	11	16	49	62

OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	(31)	—	(60)	—
Interest expense	36	36	71	69
Foreign exchange loss (gain)	5	(3)	—	(2)
INCOME (LOSS) BEFORE INCOME TAXES	1	(17)	38	(5)
Income tax expense (recovery)	4	(10)	13	(12)
NET (LOSS) INCOME	(3)	(7)	25	7

EARNINGS (LOSS) PER SHARE
Basic	$(0.01)	$(0.03)	$0.09	$0.03
Diluted	$(0.08)	$(0.03)	$(0.05)	$0.03

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	275	273	274	273
Diluted	294	273	291	276

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (millions)	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$152	$127
Accounts receivable	458	498
Due from affiliated companies	74	62
Income and other taxes receivable	3	5
Prepaid and other assets	50	35
Current portion of derivative assets	17	16
	754	743
Non-current assets
Property, plant and equipment, net	487	517
Intangible assets, net	1,466	1,546
Goodwill	1,947	1,963
Derivative assets	9	—
Deferred income taxes	30	29
Other long-term assets	26	25
	3,965	4,080
Total assets	$4,719	$4,823

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$305	$290
Due to affiliated companies	198	178
Income and other taxes payable	61	57
Current portion of provisions	5	2
Current maturities of long-term debt	118	122
Current portion of derivative liabilities	4	—
	691	649
Non-current liabilities
Provisions	136	191
Long-term debt	1,536	1,628
Derivative liabilities	—	12
Deferred income taxes	281	290
Other long-term liabilities	21	16
	1,974	2,137
Total liabilities	2,665	2,786

Owners’ equity	2,054	2,037
Total liabilities and owners’ equity	$4,719	$4,823

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months		Six months
Periods ended June 30 (millions)	2024	2023	2024	2023
OPERATING ACTIVITIES
Net (loss) income	$(3)	$(7)	$25	$7
Adjustments:
Depreciation and amortization	79	81	158	160
Interest expense	36	36	71	69
Income tax expense (recovery)	4	(10)	13	(12)
Share-based compensation	10	2	11	16
Changes in business combination-related provisions	(31)	—	(60)	—
Change in market value of derivatives and other	2	(3)	(4)	(2)
Net change in non-cash operating working capital	43	21	54	(29)
Income taxes paid, net	(16)	(29)	(18)	(38)
Cash provided by operating activities	124	91	250	171

INVESTING ACTIVITIES
Cash payments for capital assets	(29)	(24)	(51)	(38)
Cash receipts from other assets	1	—	1	—
Cash payments for acquisitions, net	—	(1)	(3)	(851)
Cash used in investing activities	(28)	(25)	(53)	(889)

FINANCING ACTIVITIES
Shares issued	1	1	2	2
Withholding taxes paid related to net share settlement of equity awards	(1)	(1)	(3)	(2)
Long-term debt issued	45	73	90	1,036
Repayment of long-term debt	(118)	(111)	(212)	(248)
Interest paid on credit facilities	(24)	(27)	(48)	(53)
Cash (used in) provided by financing activities	(97)	(65)	(171)	735

Effect of exchange rate changes on cash and cash equivalents	(1)	—	(1)	1

CASH POSITION
(Decrease) increase in cash and cash equivalents	(2)	1	25	18
Cash and cash equivalents, beginning of period	154	142	127	125
Cash and cash equivalents, end of period	$154	143	$152	$143

Non-GAAP reconciliations
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(millions, except percentages)	2024	2023	2024	2023
Revenue, as reported	$652	667	$1,309	1,353
Foreign exchange impact on current period revenue using prior comparative period's rates	3	(1)	—	8
Revenue on a constant currency basis	$655	$666	$1,309	$1,361
Revenue growth	(2)%	7%	(3)%	11%
Revenue growth on a constant currency basis	(2)%	7%	(3)%	11%

	Three Months Ended June 30		Six Months Ended June 30
(millions, except per share amounts)	2024	2023	2024	2023
Net (loss) income	$(3)	$(7)	$25	$7
Add back (deduct):
Acquisition, integration and other	9	21	16	37
Amortization of purchased intangible assets	43	45	85	89
Interest accretion on written put options	3	3	6	6
Foreign exchange loss (gain)	5	(3)	—	(2)
Tax effect of the adjustments above	(11)	(15)	(21)	(30)
Adjusted Net Income	$46	$44	111	$107
Adjusted Basic Earnings Per Share	$0.17	$0.16	$0.41	$0.39
Adjusted Diluted Earnings Per Share	$0.16	$0.16	$0.38	$0.39

	Three Months Ended June 30		Six Months Ended June 30
(millions, except percentages)	2024	2023	2024	2023
Net (loss) income	$(3)	$(7)	$25	$7
Add back (deduct):
Acquisition, integration and other	9	21	16	37
Depreciation and amortization	79	81	158	160
Interest expense	36	36	71	69
Foreign exchange loss (gain)	5	(3)	—	(2)
Income tax expense (recovery)	4	(10)	13	(12)
Adjusted EBITDA	$130	$118	$283	$259
Net (loss) income margin	(0.5)%	(1.0)%	1.9%	0.5%
Adjusted EBITDA Margin	19.9%	17.7%	21.6%	19.1%

	Three Months Ended June 30		Six Months Ended June 30
(millions)	2024	2023	2024	2023
Cash provided by operating activities	$124	$91	$250	$171
Less: capital expenditures	(29)	(25)	(48)	(40)
Free Cash Flow	$95	$66	$202	$131

As at (millions, except for ratio)	June 30, 2024	December 31, 2023

Outstanding credit facility	$1,386	$1,463
Contingent facility utilization	7	7
Liability related to provisions for written put options[1]	—	68
Net derivative liabilities	4	—
Cash balance[2]	(150)	(127)
Net Debt as per credit agreement	$1,247	$1,411
Adjusted EBITDA (trailing 12 months)	$606	$582
Adjustments required as per credit agreement	$(154)	$(84)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.8	2.8
1 Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree. During the second quarter of 2024, we amended the provisions for written put options and eliminated the requirement to settle a portion in cash. See Note 12—Provisions in our condensed interim consolidated financial statements for the three and six months ended June 30, 2024 for additional details on the amendments.
2 Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, is $150 million.

About TELUS Digital
In the third quarter of 2024, we expect to formally announce the rebranding of TELUS International as TELUS Digital Experience (TELUS Digital). The legal name of the company will remain TELUS International (Cda) Inc. In this news release and related disclosure, we refer to TELUS International as TELUS Digital.

TELUS Digital (NYSE & TSX: TIXT), designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS Digital’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS Digital partners with brands across strategic industry verticals, including tech and games, communications and media, ecommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS Digital’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS Digital Community Boards have provided $5.6 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS Digital Investor Relations
Olena Lobach
(604) 695-3455
ir@telusinternational.com
TELUS Digital Media Relations
Ali Wilson
(604) 328-7093
media.relations@telusinternational.com